Exhibit 99(a)(1)(H)

ZOOMCAR HOLDINGS, INC.

NOTICE OF TERMINATION OF OFFER TO EXCHANGE

March [__], 2026

To: Holders of Common Stock Purchase Warrants Issued Pursuant to the Securities Purchase Agreement dated February 25, 2026

RE: Termination of the Offer to Exchange Common Stock Purchase Warrants for Shares of Common Stock of Zoomcar Holdings, Inc.

Dear Warrant Holder:

We are writing to inform you that Zoomcar Holdings, Inc. (the “Company”) has terminated, effective as of the date of this Notice, the offer to exchange (the “February Offer”) that was commenced on February 27, 2026, pursuant to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2026. The termination of the February Offer is reported in Amendment No. 1 to the Schedule TO, filed with the SEC on or about the date of this Notice.

Reason for Termination — Consolidation into the January Offer

The Company has determined to terminate the February Offer in order to consolidate the exchange of your Warrants into the Company’s previously commenced offer to exchange filed on Schedule TO on January 23, 2026, as amended (the “January Offer”). The Company believes that consolidating both offers into a single exchange offer will simplify the process for all participating holders and streamline the administration of the exchange.

In connection with this consolidation, the Company is filing an amendment to the January Offer Schedule TO with the SEC on or about the date of this Notice to add your Warrants as eligible securities and you as an eligible participant under the January Offer. You will receive separately the January Offer materials, as amended, which will contain the full terms and conditions of your participation, including the applicable exchange ratio, expiration date, and any conditions to the exchange. You are encouraged to read the January Offer materials carefully when you receive them, as they contain important information.

Effect of Termination of the February Offer

As a result of this termination:

●	The February Offer is withdrawn and terminated in its entirety. No Warrants will be accepted for exchange under the February Offer, and no shares of Common Stock will be issued in connection therewith.

●	As of the termination of the February Offer, an aggregate of 493 Warrants had been validly tendered and not validly withdrawn. The Company has not accepted, and will not accept, any Warrants for exchange pursuant to the Offer. In accordance with the terms of the February Offer and applicable law, all Warrants previously tendered and not withdrawn will be promptly returned to the respective tendering holders, and no shares of Common Stock will be issued in connection with the terminated Offer.

●	Your Warrants remain outstanding in accordance with their original terms and conditions as set forth in your Warrant instrument and the Securities Purchase Agreement dated February 25, 2026. All of your rights under your Warrants are unaffected by the termination of the February Offer.

●	No Lock-Up Agreement is in effect or will be required in connection with the terminated February Offer.

Next Steps

You will be contacted separately with the amended January Offer materials describing the terms of your participation in the January Offer. In the meantime, if you have any questions regarding this Notice, the termination of the February Offer, or the January Offer consolidation, please do not hesitate to contact us using the information below.

No Further Action Required

You do not need to take any action in response to this Notice. If you have questions regarding the status of your Warrants or this termination, please contact the Company using the contact information set forth below.

Contact Information

If you have any questions about this Notice or the status of your Warrants, please contact:

Zoomcar Holdings, Inc.

Anjaneya Techno Park, No.147, 1st Floor

Kodihalli, Bangalore, India 560008

Email: investors@zoomcar.com

Telephone: +91 8048821871

Sincerely,

ZOOMCAR HOLDINGS, INC.

By:
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

THIS NOTICE IS BEING DELIVERED SOLELY TO INFORM ELIGIBLE WARRANT HOLDERS OF THE TERMINATION OF THE OFFER TO EXCHANGE. THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THE COMPANY ENCOURAGES EACH RECIPIENT TO CONSULT WITH ITS OWN LEGAL, FINANCIAL, AND TAX ADVISORS REGARDING THIS NOTICE AND THE EFFECT OF THE TERMINATION ON SUCH HOLDER’S WARRANTS.